N4 FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Stockholders' Equity qualified for net capital	$	188,134
Less: Non allowable assets		(231)
Net capital		187,903
Haircut		-
Adjusted net capital		187,903
Net minimum capital requirement of 6.67% of aggregate indebtedness of $11,008 or $5,000 whichever is greater		5,000
Excess net capital	$	182,903

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2019	$	187,903
No Reconciling Differences		-
Net capital per above computation	$	187,903